November 25, 2024

Noah Hershcoviz
Chief Executive Officer
Hub Cyber Security Ltd.
2 Kaplan St.
Tel Aviv, Israel 6473403

       Re: Hub Cyber Security Ltd.
           Amendment No. 1 to Form 20-F for the Year Ended December 31, 2023 Response dated October 22, 2024
           File No. 001-41634
Dear Noah Hershcoviz:

        We have reviewed your October 22, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 18, 2024 letter.

Form 20-F/A for the Year Ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Results of Operations, page 84

1. We note your response to prior comment 1. While your revised disclosures make reference to the decline in revenues as attributed to "two customers," you have not provided any context as to how material these customers were to your business and the impact that the loss of these customers is expected to have on your operating results for the upcoming year. Additionally, while you quantify the decrease in cost of revenues for each segment, your analysis does not provide any insight into the reasons for these decreases and the extent to which they are expected to continue. Please show us how you will revise your future filings accordingly.
 November 25, 2024
Page 2
Audited Financial Statements
Note 1 - General
f. Internal investigations, page F-16

2. We note your response to prior comment 3. Please tell us if the Company was aware of the misappropriation allegations on February 2, 2023 when you filed the Form 6-K announcing the resignation of Mr. Moshe as Chief Executive Officer. If so, please also tell us if the allegations were among the reasons for Mr. Moshe's resignation.

        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology